

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2012

Via E-mail
Mr. Philip Coffey
Chief Financial Officer
Westpac Banking Corporation
275 Kent Street
Sydney, New South Wales 2000
Australia

> **Re: Westpac Banking Corporation**
> **Form 20-F for the Fiscal Year Ended September 30, 2011**
> **Filed November 14, 2011**
> **File No. 001-10167**

Dear Mr. Coffey:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for the Fiscal Year Ended September 30, 2011

Review of Group operations, page 77
Loan quality 2011 v 2010, page 92

1. We note that your potential problem loans, which you define as facilities that are performing but where the customer demonstrates significant weakness in debt service, significantly decreased from the prior year. Please revise your disclosure in future filings to explain how you identify potential problem loans (e.g., through a watch list or similar

process) and describe the reasons for significant changes between periods. For example, with respect to the significant decrease in potential problem loans in 2011 explain whether these loans moved to impaired status or whether the underlying condition of the borrower improved. Please also consider revising your future filings to include a rollforward of potential problem loans and separately identify the transfers in, transfers out due to impairment status, loans sold, loans repaid in full, loans modified and no longer deemed a potential problem loan, as well as any other material transfer category.

Notes to the financial statements

Note 27 – Financial risk, page 203

27.2.5 Credit risk concentrations – Individual countries, page 210

2. We note that the table on page 212 reflects your credit risk exposures to other overseas countries; however, it is not clear whether any of this exposure relates to European countries. To the extent that you have any material exposure – either direct or indirect – to European countries that are currently experiencing significant economic, fiscal and/or political strains, please provide appropriate disclosures in your future filings to clearly indicate the extent of such exposure. You may refer to Topic 4 of the CF Disclosure Guidance: European Sovereign Debt Exposures which is available on our website.

27.3.1 Sources of liquidity – Liquid assets, page 228

3. We note that you hold a portfolio of high quality liquid assets as a buffer against unforeseen funding requirements and that such assets increased by $21 billion to $103 billion as of September 30, 2011. To provide greater transparency around your liquidity position, please revise your future filings to provide tabular disclosure of your liquid assets as of the balance sheet date as well as the average amounts for the period. Please also disclose the amount of each asset class that has been pledged as collateral as of each balance sheet date.

Note 29 – Derivative financial instruments, page 251

4. Footnote 1 to the table on page 253 states that futures contracts are settled daily with the exchange, and as a result there are no balance sheet amounts. Please clarify for us whether you actually close-out your futures transactions on a daily basis or whether these represent open transactions that are fully collateralized with the exchange. If the latter is true, please tell us why you believe that the gross fair value of these positions should not be disclosed. Please also clarify if any of your other derivatives are disclosed net of any collateral posted or received.

5. We also note that footnote 2 to the table on page 253 states that the net unrealized losses on hedging derivatives is largely offset by the change in fair value of the interest rate risk being hedged which is reflected in the carrying value of the hedged item. This would

Mr. Philip Coffey
Westpac Banking Corporation
March 5, 2012
Page 3

appear to apply only to fair value hedges and not cash flow hedges. Please advise or revise your future filings accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rahim Ismail at (202) 551-4965 or Angela Connell at (202) 551-3426 if you have any questions.

Sincerely,

/s/ Angela M. Connell for

Stephanie Hunsaker
Senior Assistant Chief Accountant

cc: <u>Via Email to</u>
Alan H. Paley, Debevoise & Plimpton LLP